Liberty News Release

               For further information:


(Analyst calls)                    Ken Jones (864) 609-3496
(News Media calls)                 Michael Flanning (864) 609-3594


THE LIBERTY CORP. ANNOUNCES FINAL RESULTS OF SELF-TENDER

               GREENVILLE, S.C., March 17, 1998 - The Liberty Corp. (NYSE: LC) announced today the final results of its "Dutch auction" self-tender offer.

               Since approximately 3,646,000 shares were properly tendered and not withdrawn, the Dutch auction was over subscribed. The final proration factor for shares tendered is 84.487 percent, as determined by the depositary, Wachovia Bank, N.A. This does not include "odd-lots" - or fewer than 100 shares - which will be purchased in full, and 811,033 shares tendered on the condition of no-proration, which will be returned. Payment for shares accepted in the self-tender and the return of all other shares properly tendered but not accepted will occur promptly.

               Liberty had offered to purchase up to 2 million shares at a purchase price between $45.50 and $52 in the self-tender offer, which began on Feb. 11, 1998 and expired at midnight, EST, on March 11, 1998. The company exercised its option to purchase an additional 2 percent or 400,000 of its outstanding shares as permitted by the offer. As a result, and in accordance with its March 12, 1998 release of preliminary results, the company accepted for purchase 2,400,000 shares of its common stock at $52 per share.

               Prior to the self-tender offer Liberty had 20,695,140 shares of common stock outstanding. Following the purchase of shares tendered, Liberty will have approximately 18,600,000 shares of common stock outstanding.

               The Liberty Corporation is a holding company with operations in insurance and broadcasting. Annual revenues in 1997 were $660 million. Company headquarters is in Greenville, S.C.




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